PLUS TRUST

535 Fifth Avenue, 4th Floor

New York, New York 10017

February 16, 2016

VIA EDGAR

Ms. Marianne Dobelbower

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Trust
File Nos. 811-23019 and 333-201658
Pre-Effective Amendment No. 4, filed February 16, 2016

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Plus Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, 1-3 Month Enhanced Short Duration ETF, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on February 16, 2016 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

PLUS TRUST

By:	/s/ Ofer Abarbanel
Name:	Ofer Aberbanel
Title:	President

QUASAR DISTRIBUTORS, LLC

615 East Michigan Street
Milwaukee, WI 53202

February 16, 2016

VIA EDGAR

Ms. Marianne Dobelbower

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Trust
File Nos. 811-23019 and 333-201658
Pre-Effective Amendment No. 4, filed February 16, 2016

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Quasar Distributors, LLC, in its capacity as distributor of Plus Trust (the “Trust”), hereby joins in the request of the Trust on behalf of its series, 1-3 Month Enhanced Short Duration ETF, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on February 16, 2016 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

By:	/s/ James Schoenike
Name:	James Schoenike
Title:	President